424(b)(3)
                                                             File # 333-139395

PROSPECTUS
                           SPRINGBANK RESOURCES, INC.

                                  Common Stock

      By means of this prospectus a number of Springbank's shareholders are offering to sell up to 4,332,500 shares of Springbank's common stock at a price of $0.20 per share. If and when Springbank's common stock becomes quoted on the OTC Bulletin Board or listed on a securities exchange, the shares owned by the selling shareholders may be sold in the over-the-counter market, or otherwise, at prices and terms then prevailing or at prices related to the then-current market price, or in negotiated transactions.

      Springbank will not receive any proceeds from the sale of the common stock by the selling stockholders.

      As of the date of this prospectus there was no public market for Springbank's common stock. Although Springbank plans to have its shares listed on the OTC Bulletin Board, Springbank may not be successful in establishing any public market for its common stock.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

      THESE SECURITIES ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK. FOR A DESCRIPTION OF CERTAIN IMPORTANT FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS, SEE "RISK FACTORS" BEGINNING ON PAGE 2 OF THIS PROSPECTUS.

                The date of this prospectus is January 30, 2007.

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                               PROSPECTUS SUMMARY

      Springbank was incorporated in Nevada on April 20, 2006.

      Springbank plans to be involved in the exploration and development of oil and gas. Springbank's activities will be primarily be dependent upon available financing.

      As of November 30, 2006 Springbank had an interest in one oil and gas property.

      As of November 30, 2006 Springbank had 5,157,500 outstanding shares of common stock.

      Springbank does not have a website. Springbank is not a blank check company required to comply with Rule 419 of the Securities and Exchange Commission.

           Springbank's offices are located at Suite 150, 1300 8th Street, SW, Alberta, Canada T2R 1B2. Springbank's telephone number is (866) 581-0266 and its facsimile number is (866 ) 581-0266.

      See the "Glossary" section of this prospectus for the definition of terms pertaining to the oil and gas industry which are used in this prospectus.

Forward Looking Statements

      This Prospectus contains various forward-looking statements that are based on Springbank's beliefs as assumptions made by and information currently available to Springbank. When used in this Prospectus, the words "believe", "expect", "anticipate", "estimate" "intend", "project", "predict" and similar expressions are intended to identify forward-looking statements. These statements may involve projections, capital requirements, operating expenses, and the like, and are subject to certain risks, uncertainties and assumptions which could cause actual results to differ materially from projections or estimates. Factors which could cause actual results to differ materially are discussed at length under the heading "Risk Factors". Should one or more of the enumerated risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Investors should not place undue reliance on forward-looking statements, all of which speak only as of the date made.

The Offering

      By means of this prospectus a number of Springbank's shareholders are offering to sell up to 4,332,500 shares of its common stock at a price of $.20 per share. If and when Springbank's common stock becomes quoted on the OTC Bulletin Board or listed on a securities exchange, the shares owned by the selling shareholders may be sold in the over-the-counter market, or otherwise, at prices and terms then prevailing or at prices related to the then-current market price, or in negotiated transactions.


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      The purchase of the securities offered by this prospectus involves a high degree of risk. Risk factors include the lack of any relevant operating history, losses since Springbank was incorporated, and the possible need for Springbank to sell shares of its common stock to raise additional capital. See "Risk Factors" beginning on page 2 of this prospectus for additional Risk Factors.

                                  RISK FACTORS

      The securities being offered involve a high degree of risk. Prospective investors should consider the following risk factors which affect Springbank's business and this offering. These risk factors discuss all material risks which pertain to an investment in Springbank's common stock. If any of the risks discussed below materialize, Springbank's common stock could decline in value or become worthless.

Risk Factors Related to Springbank's Business.

Springbank has a history of losses and may never be profitable. Springbank has never earned a profit. Springbank expects to incur losses during the foreseeable future and may never be profitable.

The failure of Springbank to obtain capital may significantly restrict Springbank's proposed operations. Springbank needs additional capital to fund its operating losses and to explore for oil and gas. Springbank's issuance of equity or equity-related securities to raise capital will dilute the ownership interest of existing shareholders.

      Springbank does not know what the terms of any future capital raising may be but any future sale of Springbank's equity securities would dilute the ownership of existing stockholders and could be at prices substantially below the price of the shares of common stock sold in this offering. The failure of Springbank to obtain the capital which it requires will result in the slower implementation of Springbank's business plan or its inability of Springbank to implement its business plan. There can be no assurance that Springbank will be able to obtain any capital which it will need.

      To enable Springbank to continue in business Springbank will eventually need to earn a profit or obtain additional financing until Springbank is able to earn a profit. As a result of Springbank's short operating history it is difficult for potential investors to evaluate its business. There can be no assurance that Springbank can implement its business plan, that it will be profitable, or that the shares which may be sold in this offering will have any value.

      Springbank will not receive any proceeds from the sale of the shares offered by the selling shareholders.

Oil and gas exploration is not an exact science, and involves a high degree of risk. The primary risk lies in the drilling of dry holes or drilling and completing wells which, though productive, do not produce gas and/or oil in sufficient amounts to return the amounts expended and produce a profit. Hazards, such as unusual or unexpected formation pressures, downhole fires, blowouts, loss of circulation of drilling fluids and other conditions are involved in


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drilling and completing oil and gas wells and, if such hazards are encountered, completion of any well may be substantially delayed or prevented. In addition, adverse weather conditions can hinder or delay operations, as can shortages of equipment and materials or unavailability of drilling, completion, and/or work-over rigs. Even though a well is completed and is found to be productive, water and/or other substances may be encountered in the well, which may impair or prevent production or marketing of oil or gas from the well.

      Exploratory drilling involves substantially greater economic risks than development drilling because the percentage of wells completed as producing wells is usually less than in development drilling. Exploratory drilling itself can be of varying degrees of risk and can generally be divided into higher risk attempts to discover a reservoir in a completely unproven area or relatively lower risk efforts in areas not too distant from existing reservoirs. While exploration adjacent to or near existing reservoirs may be more likely to result in the discovery of oil and gas than in completely unproven areas, exploratory efforts are nevertheless high risk activities.

      Although the completion of oil and gas wells is, to a certain extent, less risky than drilling for oil and gas, the process of completing an oil or gas well is nevertheless associated with considerable risk. In addition, even if a well is completed as a producer, the well for a variety of reasons may not produce sufficient oil or gas in order to repay Springbank's investment in the well.

The acquisition, exploration and development of oil and gas properties, and the production and sale of oil and gas are subject to many factors which are outside Springbank's control. These factors include, among others, general economic conditions, proximity to pipelines, oil import quotas, supply, demand, and price of other fuels and the regulation of production, refining, transportation, pricing, marketing and taxation by Federal, state, and local governmental authorities.

Buyers of Springbank's gas, if any, may refuse to purchase gas from Springbank in the event of oversupply. If wells which may be drilled by Springbank are productive of natural gas, the quantities of gas that Springbank may be able to sell may be too small to pay for the expenses of operating the wells. In such a case, the wells would be "shut-in" until such time, if ever, that economic conditions permit the sale of gas in quantities which would be profitable.

Interests that Springbank may acquire in oil and gas properties may be subject to royalty and overriding royalty interests, liens incident to operating agreements, liens for current taxes and other burdens and encumbrances, easements and other restrictions, any of which may subject Springbank to future undetermined expenses. Springbank does not intend to purchase title insurance, title memos, or title certificates for any leasehold interests it will acquire. It is possible that at some point Springbank will have to undertake title work involving substantial costs. In addition, it is possible that Springbank may suffer title failures resulting in significant losses to Springbank.

The drilling of oil and gas wells involves hazards such as blowouts, unusual or unexpected formations, pressures or other conditions which could result in substantial losses or liabilities to third parties. Although Springbank intends to acquire adequate insurance, or to be named as an insured under coverage acquired by others (e.g., the driller or operator), Springbank may not be


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insured against all such losses because such insurance may not be available, premium costs may be deemed unduly high, or for other reasons. Accordingly, uninsured liabilities to third parties could result in the loss of Springbank's funds or property.

Springbank's operations are dependent upon the continued services of its officers. The loss of any of these officers, whether as a result of death, disability or otherwise, may have a material adverse effect upon the business of Springbank.

Springbank's operations will be affected from time to time and in varying degrees by political developments and Federal and state laws and regulations regarding the development, production and sale of crude oil and natural gas. These regulations require permits for drilling of wells and also cover the spacing of wells, the prevention of waste, and other matters. Rates of production of oil and gas have for many years been subject to Federal and state conservation laws and regulations and the petroleum industry is subject to Federal tax laws. In addition, the production of oil or gas may be interrupted or terminated by governmental authorities due to ecological and other considerations. Compliance with these regulations may require a significant capital commitment by and expense to Springbank and may delay or otherwise adversely affect Springbank's proposed operations.

   From time to time legislation has been proposed relating to various conservation and other measures designed to decrease dependence on foreign oil. No prediction can be made as to what additional legislation may be proposed or enacted. Oil and gas producers may face increasingly stringent regulation in the years ahead and a general hostility towards the oil and gas industry on the part of a portion of the public and of some public officials. Future regulation will probably be determined by a number of economic and political factors beyond the control of Springbank or the oil and gas industry.

Springbank's activities will be subject to existing federal and state laws and regulations governing environmental quality and pollution control. Compliance with environmental requirements and reclamation laws imposed by Federal, state, and local governmental authorities may necessitate significant capital outlays and may materially affect the earnings of Springbank. It is impossible to predict the impact of environmental legislation and regulations (including regulations restricting access and surface use) on Springbank's operations in the future although compliance may necessitate significant capital outlays, materially affect Springbank's earning power or cause material changes in its intended business. In addition, Springbank may be exposed to potential liability for pollution and other damages.

Since Springbank's officers plan to devote only a portion of their time to Springbank's business, its chances of being profitable will be less than if it had full time management. As of the date of this prospectus Springbank had two officers. With the exception of Philip Grey, the officers of Springbank are employed full-time at other companies and the officers' other responsibilities could take precedence over the officer's duties to Springbank.

Risk Factors Related to this Offering

As of the date of this prospectus there was no public market for Springbank's common stock and if no public market develops, purchasers of the shares offered


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by this prospectus may be unable to sell their shares. If purchasers are unable to sell their shares, purchasers may never be able to recover any amounts which they paid for Springbank's shares.

Because there is no public market for Springbank's common stock, the price for its shares was arbitrarily established, does not bear any relationship to Springbank's assets, book value or net worth, and may be greater than the price which investors in this offering may receive when they resell their shares. Accordingly, the offering price of Springbank's common stock should not be considered to be any indication of the value of its shares. The factors considered in determining the offering price included Springbank's future prospects and the likely trading price for its common stock if a public market ever develops.

Should a market for Springbank's common stock ever develop, disclosure requirements pertaining to penny stocks may reduce the level of trading activity in the market for Springbank's common stock and investors may find it difficult to sell their shares. If a market ever develops for Sprinbank's common stock trades of Springbank's common stock will be subject to Rule 15g-9 of the Securities and Exchange Commission, which rule imposes certain requirements on broker/dealers who sell securities subject to the rule to persons other than established customers and accredited investors. For transactions covered by the rule, brokers/dealers must make a special suitability determination for purchasers of the securities and receive the purchaser's written agreement to the transaction prior to sale. The Securities and Exchange Commission also has rules that regulate broker/dealer practices in connection with transactions in "penny stocks". Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in that security is provided by the exchange or system). The penny stock rules require a broker/ dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker/dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker/dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker/dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation.

                       DILUTION AND COMPARATIVE SHARE DATA

      As of November 30, 2006 Springbank had 5,157,500 outstanding shares of common stock, which had a negligible book value per share. These shares were issued for cash of $181,987 and as payment for Springbank's working interest in its oil and gas prospect.

      The following table illustrates per share dilution and the comparative stock ownership of Springbank's stockholders as compared to the investors in this offering, assuming all shares offered by this prospectus are sold.



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Shares outstanding as of
November 30, 2006                    5,157,500

Shares offered by selling
shareholders                         4,332,500

Net tangible book value per share
at as of November 30, 2006                $.05

Offering price, per share                $0.20

Dilution to purchasers of shares
offered by this prospectus               $0.15

Equity ownership by purchasers
of shares offered by this prospectus        84%

      The following table shows the cash amount paid by the present shareholders of Springbank for their shares of Springbank's common stock:

   Name                             Price Paid Per Share
   ----                             --------------------

Officers and Directors                    $0.01
Investors in private offering             $0.10 CDN $

      In consideration for its interest in the Glencoe #31 well, Springbank paid Futures Investment Corp $100,000 in cash and 1,475,000 shares of its restricted common stock.

      The number of outstanding shares at November 30, 2006 excludes shares which may be issued upon the exercise of outstanding options or warrants.

                      MARKET FOR SPRINGBANK'S COMMON STOCK.

      Springbank's common stock is not quoted on any exchange and there is no public trading market.

      As of November 30, 2006, Springbank had 5,157,500 outstanding shares of common stock and 70 shareholders. Springbank does not have any outstanding options, warrants or other arrangements providing for the issuance of additional shares of its capital stock.




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      All of the outstanding shares of Springbank are restricted securities and if not sold by means of this prospectus may be sold in accordance with Rule 144 of the Securities and Exchange Commission beginning in May 2007.

      Holders of common stock are entitled to receive dividends as may be declared by the Board of Directors. Springbank's Board of Directors is not restricted from paying any dividends but is not obligated to declare a dividend. No dividends have ever been declared and it is not anticipated that dividends will ever be paid.

       Springbank's Articles of Incorporation authorize its Board of Directors to issue up to 10,000,000 shares of preferred stock. The provisions in the Articles of Incorporation relating to the preferred stock allow Springbank's directors to issue preferred stock with multiple votes per share and dividend rights which would have priority over any dividends paid with respect to the holders of Springbank's common stock. The issuance of preferred stock with these rights may make the removal of management difficult even if the removal would be considered beneficial to shareholders generally, and will have the effect of limiting shareholder participation in certain transactions such as mergers or tender offers if these transactions are not favored by Springbank's management.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                              AND PLAN OF OPERATION

      The following discussion of financial condition and results of operations should be read in conjunction with the consolidated financial statements and the notes to the consolidated financial statements, which are included elsewhere in this prospectus.

      Springbank was incorporated on April 20, 2006. In September 2006 Springbank acquired a 32.5% working interest (26% net revenue interest) in an oil well located in Oklahoma.

RESULTS OF OPERATIONS

         The factors that most significantly affect Springbank's results of operations will be (i) the sale prices of crude oil and natural gas, (ii) the amount of production from oil or gas wells in which Springbank has an interest, and (iii) and lease operating expenses. Springbank's revenues will also be significantly impacted by its ability to maintain or increase oil or gas production through exploration and development activities.

      Prices received by Springbank for sales of crude oil and natural gas may fluctuate significantly from period to period. The fluctuations in oil prices during these periods reflect market uncertainty regarding the inability of the Organization of Petroleum Exporting Countries ("OPEC") to control the production of its member countries, as well as concerns related to the global supply and demand for crude oil. Gas prices received by Springbank will fluctuate with changes in the spot market price for gas.

      Changes in natural gas and crude oil prices will significantly affect the revenues and cash flow of the wells and the value of the oil and gas properties. Declines in the prices of crude oil and natural gas could have a material adverse effect on the success of Springbank's operations and activities,


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recoupment of the costs of acquiring, developing and producing its wells and profitability. Springbank is unable to predict whether the prices of crude oil and natural gas will rise, stabilize or decline in the future.

      Other than the foregoing, Springbank does not know of any trends, events or uncertainties that have had or are reasonably expected to have a material impact on Springbank's net sales, revenues or expenses.

LIQUIDITY AND CAPITAL RESOURCES

      It is expected that Springbank's principal source of cash flow will be from the production and sale of crude oil and natural gas reserves which are depleting assets. Cash flow from the sale of oil and gas production depends upon the quantity of production and the price obtained for the production. An increase in prices will permit Springbank to finance its operations to a greater extent with internally generated funds, may allow Springbank to obtain equity financing more easily or on better terms, and lessens the difficulty of obtaining financing. However, price increases heighten the competition for oil and gas prospects, increase the costs of exploration and development, and, because of potential price declines, increase the risks associated with the purchase of producing properties during times that prices are at higher levels.

      A decline in oil and gas prices (i) will reduce the cash flow internally generated by Springbank which in turn will reduce the funds available for exploring for and replacing oil and gas reserves, (ii) will increase the difficulty of obtaining equity and debt financing and worsen the terms on which such financing may be obtained, (iii) will reduce the number of oil and gas prospects which have reasonable economic terms, (iv) may cause Springbank to permit leases to expire based upon the value of potential oil and gas reserves in relation to the costs of exploration, (v) may result in marginally productive oil and gas wells being abandoned as non-commercial, and (vi) may increase the difficulty of obtaining financing. However, price declines reduce the competition for oil and gas properties and correspondingly reduce the prices paid for leases and prospects.

      Between August and November 2006 Springbank sold 1,857,500 shares of its common stock, at a price of $.10 CDN per share, to a group of private investors.

      In September 2006 Springbank acquired a 32.5% working interest (26% net revenue interest) in an oil well for $100,000 in cash and 1,475,000 shares of its restricted common stock.

      Springbank's material sources and (uses) of cash during the period from its inception (April 20, 2006) to November 30, 2006:

      Sale of common stock                                  $ (181,987)
      Purchase of oil and gas property                        (100,000)
      Legal and accounting expenses                            (38,000)
      Other                                                     (2,000)

      As of November 30, 2006 Springbank had cash on hand of approximately $ 42,000.


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      Springbank's plan of operation is described in more detail in the
"Business" section of this prospectus.

      Springbank does not anticipate that it will need to hire any employees during the twelve month period following the date of this prospectus.

      Springbank's future plans will be dependent upon the amount of capital Springbank is able to raise. Springbank may attempt to raise additional capital through the private sale of its equity securities or borrowings from third party lenders. Springbank does not have any commitments or arrangements from any person to provide Springbank with any additional capital. If additional financing is not available when needed, Springbank may continue to operate in its present mode or Springbank may need to cease operations. Springbank does not have any plans, arrangements or agreements to sell its assets or to merge with another entity.

      Springbank plans to generate profits by drilling productive oil or gas wells. However, Springbank will need to raise the funds required to drill new wells from third parties willing to pay Springbank's share of drilling and completing the wells. Springbank may also attempt to raise needed capital through the private sale of its securities or by borrowing from third parties. Springbank may not be successful in raising the capital needed to drill oil or gas wells. In addition, any future wells which may be drilled by Springbank may not be productive of oil or gas. The inability of Springbank to generate profits may force Springbank to curtail or cease operations.

Contractual Obligations

      As of November 30, 2006 Springbank did not have any material capital commitments, other than funding its operating losses. It is anticipated that any capital commitments that may occur will be financed principally through the sale of shares of Springbank's common stock or other equity securities. However, there can be no assurance that additional capital resources and financings will be available to Springbank on a timely basis, or if available, on acceptable terms.

                                    BUSINESS

      Springbank was incorporated in Nevada on April 20, 2006 and plans to be involved in the exploration and development of oil and gas.

      Springbank plans to evaluate undeveloped oil and gas prospects and participate in drilling activities on those prospects which in the opinion of management are favorable for the production of oil or gas. If, through its review, a geographical area indicates geological and economic potential, Springbank will attempt to acquire leases or other interests in the area. Springbank will then attempt to sell portions of its leasehold interests in a prospect to unrelated third parties, thus sharing risks and rewards of the exploration and development of the prospect with the joint owners pursuant to an operating agreement. One or more exploratory wells may be drilled on a prospect, and if the results indicate the presence of sufficient oil and gas reserves, additional wells may be drilled on the prospect.

      Springbank may also:


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     o    acquire a working  interest in one or more  prospects  from others and participate with the other working interest owners in drilling, and if warranted, completing oil or gas wells on a prospect, and
     o    purchase producing oil or gas properties.

      Springbank's activities will primarily be dependent upon available financing.

      In September 2006 Springbank acquired a 32.5% working interest (26% net revenue interest) in an oil and gas lease covering 40 acres in Pawnee County, Oklahoma. In 2006 the Glencoe #31 was completed on the lease. Between November 2005 and September 2006 the Glencoe #31 well produced approximately 1200 bbls of oil and vented 70 MCF/Day of gas. In July 2006 the well was shut in so that gas lines could be installed to transport gas from the well. Springbank expects that the well will be back in production by December 2006.

      The following table shows, as of November 30, 2006, by state or region, Springbank's producing wells, Developed Acreage and Undeveloped Acreage, excluding service (injection and disposal) wells:

                Productive Wells (1)  Developed Acreage  Undeveloped Acreage (1)
                Gross            Net  Gross         Net  Gross              Net
                -----            ---  -----         ---  -----              ---

   Oklahoma         1           .325     40          --     --               --

(1) "Undeveloped Acreage" includes leasehold interests on which wells have not been drilled or completed to the point that would permit the production of commercial quantities of natural gas and oil regardless of whether the leasehold interest is classified as containing proved undeveloped reserves.

      The following table shows, as of November 30, 2006 the status of Springbank's gross developed and undeveloped acreage.

      Gross Acreage           Held by Production     Not Held by Production
      -------------           ------------------     ----------------------

           40                          40                       --

   Acres Held By Production remain in force so long as oil or gas is produced from the well on the particular lease. Leased acres which are not Held By Production require annual rental payments to maintain the lease until the first to occur of the following: the expiration of the lease or the time oil or gas is produced from one or more wells drilled on the lease acreage. At the time oil or gas is produced from wells drilled on the leased acreage the lease is considered to be Held By Production.

      Springbank does not own any Overriding Royalty Interests.

      Title to properties is subject to royalty, overriding royalty, carried, net profits, working and other similar interests and contractual arrangements customary in the oil and gas industry, to liens for current taxes not yet due and to other encumbrances. As is customary in the industry in the case of


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undeveloped properties, little investigation of record title is made at the time of acquisition (other than a preliminary review of local records). Drilling title opinions are always prepared before commencement of drilling operations; however, as is customary in the industry.

      Springbank is not obligated to provide a fixed and determined quantity of oil or gas in the future. During the last three fiscal years, Springbank has not had, nor does it now have, any long-term supply or similar agreement with any government or governmental authority.

GOVERNMENT REGULATION

      Various state and federal agencies regulate the production and sale of oil and natural gas. All states in which Springbank plans to operate impose restrictions on the drilling, production, transportation and sale of oil and natural gas.

      Under the Natural Gas Act of 1938, the Federal Energy Regulatory Commission (the "FERC") regulates the interstate transportation and the sale in interstate commerce for resale of natural gas. The FERC's jurisdiction over interstate natural gas sales has been substantially modified by the Natural Gas Policy Act under which the FERC continued to regulate the maximum selling prices of certain categories of gas sold in "first sales" in interstate and intrastate commerce.

      Effective January 1, 1993, however, the Natural Gas Wellhead Decontrol Act (the "Decontrol Act") deregulated natural gas prices for all "first sales" of natural gas. Because "first sales" include typical wellhead sales by producers, all natural gas produced from Springbank's natural gas properties is sold at market prices, subject to the terms of any private contracts which may be in effect. The FERC's jurisdiction over natural gas transportation is not affected by the Decontrol Act.

      Springbank's sales of natural gas will be affected by intrastate and interstate gas transportation regulation. Beginning in 1985, the FERC adopted regulatory changes that have significantly altered the transportation and marketing of natural gas. These changes are intended by the FERC to foster competition by, among other things, transforming the role of interstate pipeline companies from wholesale marketers of natural gas to the primary role of gas transporters. All natural gas marketing by the pipelines is required to divest to a marketing affiliate, which operates separately from the transporter and in direct competition with all other merchants. As a result of the various omnibus rulemaking proceedings in the late 1980s and the individual pipeline restructuring proceedings of the early to mid-1990s, the interstate pipelines must provide open and nondiscriminatory transportation and transportation-related services to all producers, natural gas marketing companies, local distribution companies, industrial end users and other customers seeking service. Through similar orders affecting intrastate pipelines that provide similar interstate services, the FERC expanded the impact of open access regulations to intrastate commerce.

      FERC has pursued other policy initiatives that have affected natural gas marketing. Most notable are (1) the large-scale divestiture of interstate pipeline-owned gas gathering facilities to affiliated or non-affiliated companies; (2) further development of rules governing the relationship of the pipelines with their marketing affiliates; (3) the publication of standards relating to the use of electronic bulletin boards and electronic data exchange by the pipelines to make available transportation information on a timely basis


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and to enable transactions to occur on a purely electronic basis; (4) further review of the role of the secondary market for released pipeline capacity and its relationship to open access service in the primary market; and (5) development of policy and promulgation of orders pertaining to its authorization of market-based rates (rather than traditional cost-of-service based rates) for transportation or transportation-related services upon the pipeline's demonstration of lack of market control in the relevant service market. Springbank does not know what effect the FERC's other activities will have on the access to markets, the fostering of competition and the cost of doing business.

      As a result of these changes, sellers and buyers of natural gas have gained direct access to the particular pipeline services they need and are better able to conduct business with a larger number of counter parties. Springbank believes these changes generally have improved the access to markets for natural gas while, at the same time, substantially increasing competition in the natural gas marketplace. Springbank cannot predict what new or different regulations the FERC and other regulatory agencies may adopt or what effect subsequent regulations may have on production and marketing of natural gas from Springbank's properties.

      In the past, Congress has been very active in the area of natural gas regulation. However, as discussed above, the more recent trend has been in favor of deregulation and the promotion of competition in the natural gas industry. Thus, in addition to "first sales" deregulation, Congress also repealed incremental pricing requirements and natural gas use restraints previously applicable. There are other legislative proposals pending in the Federal and State legislatures which, if enacted, would significantly affect the petroleum industry. At the present time, it is impossible to predict what proposals, if any, might actually be enacted by Congress or the various state legislatures and what effect, if any, these proposals might have on the production and marketing of natural gas by Springbank. Similarly, and despite the trend toward federal deregulation of the natural gas industry, whether or to what extent that trend will continue or what the ultimate effect will be on the production and marketing of natural gas by Springbank cannot be predicted.

      Springbank's sales of oil and natural gas liquids will not be regulated and will be at market prices. The price received from the sale of these products will be affected by the cost of transporting the products to market. Much of that transportation is through interstate common carrier pipelines. In 1995 the FERC implemented regulations generally grandfathering all previously approved interstate transportation rates and establishing an indexing system for those rates by which adjustments are made annually based on the rate of inflation, subject to certain conditions and limitations. These regulations may tend to increase the cost of transporting oil and natural gas liquids by interstate pipeline, although the annual adjustments may result in decreased rates in a given year. These regulations have generally been approved on judicial review. Every five years, the FERC will examine the relationship between the annual change in the applicable index and the actual cost changes experienced by the oil pipeline industry. Springbank is not able to predict with certainty what effect, if any, these relatively new federal regulations or the periodic review of the index by the FERC will have on Springbank.

      Federal, state, and local agencies have promulgated extensive rules and regulations applicable to Springbank's oil and natural gas exploration, production and related operations. Most states require permits for drilling operations, drilling bonds and the filing of reports concerning operations and impose other requirements relating to the exploration of oil and natural gas.

Many states also have statutes or regulations addressing conservation matters including provisions for the unitization or pooling of oil and natural gas properties, the establishment of maximum rates of production from oil and natural gas wells and the regulation of spacing, plugging and abandonment of such wells. The statutes and regulations of some states limit the rate at which oil and natural gas is produced from Springbank's properties. The federal and state regulatory burden on the oil and natural gas industry increases Springbank's cost of doing business and affects its profitability. Because these rules and regulations are amended or reinterpreted frequently, Springbank is unable to predict the future cost or impact of complying with those laws.

COMPETITION AND MARKETING

      Springbank will be faced with strong competition from many other companies and individuals engaged in the oil and gas business, many are very large, well established energy companies with substantial capabilities and established earnings records. Springbank may be at a competitive disadvantage in acquiring oil and gas prospects since it must compete with these individuals and companies, many of which have greater financial resources and larger technical staffs. It is nearly impossible to estimate the number of competitors; however, it is known that there are a large number of companies and individuals in the oil and gas business.

      Exploration for and production of oil and gas are affected by the availability of pipe, casing and other tubular goods and certain other oil field equipment including drilling rigs and tools. Springbank depends upon independent drilling contractors to furnish rigs, equipment and tools to drill its wells. Higher prices for oil and gas may result in competition among operators for drilling equipment, tubular goods and drilling crews which may affect Springbank's ability expeditiously to drill, complete, recomplete and work-over its wells. However, Springbank has not experienced and does not anticipate difficulty in obtaining supplies, materials, drilling rigs, equipment or tools.

      Springbank does not refine or otherwise process crude oil and condensate production. Substantially all of the crude oil and condensate production from Springbank's well is sold at posted prices under short-term contracts, which is customary in the industry.

      The market for oil and gas is dependent upon a number of factors beyond Springbank's control, which at times cannot be accurately predicted. These factors include the proximity of wells to, and the capacity of, natural gas pipelines, the extent of competitive domestic production and imports of oil and gas, the availability of other sources of energy, fluctuations in seasonal supply and demand, and governmental regulation. In addition, there is always the possibility that new legislation may be enacted which would impose price controls or additional excise taxes upon crude oil or natural gas, or both. Oversupplies of natural gas can be expected to recur from time to time and may result in the gas producing wells being shut-in. Increased imports of natural gas, primarily from Canada, have occurred and are expected to continue. Such imports may adversely affect the market for domestic natural gas.

      Since the early 1970's the market price for crude oil has been significantly affected by policies adopted by the member nations of Organization of Petroleum Exporting Countries ("OPEC"). Members of OPEC establish prices and production quotas among themselves for petroleum products from time to time with the intent of controlling the current global supply and consequently price levels. Springbank is unable to predict the effect, if any, that OPEC or other countries will have on the amount of, or the prices received for, crude oil and natural gas produced and sold from Springbank's wells.

      Gas prices, which were once effectively determined by government regulations, are now largely influenced by competition. Competitors in this market include producers, gas pipelines and their affiliated marketing companies, independent marketers, and providers of alternate energy supplies, such as residual fuel oil. Changes in government regulations relating to the production, transportation and marketing of natural gas have also resulted in significant changes in the historical marketing patterns of the industry. Generally, these changes have resulted in the abandonment by many pipelines of long-term contracts for the purchase of natural gas, the development by gas producers of their own marketing programs to take advantage of new regulations requiring pipelines to transport gas for regulated fees, and an increasing tendency to rely on short-term contracts priced at spot market prices.

GENERAL

      Springbank has never been a party to any bankruptcy, receivership, reorganization, readjustment or similar proceedings. Since Springbank is engaged in the oil and gas business, it does not allocate funds to product research and development in the conventional sense. Springbank does not have any patents, trade-marks, or labor contracts. With the exception of Springbank's oil and gas leases, Springbank does not have any licenses, franchises, concessions or royalty agreements. Backlog is not material to an understanding of Springbank's business. Springbank's business is not subject to renegotiation of profits or termination of contracts or subcontracts at the election of federal government.

      Springbank's offices are located at Suite 150, 1300 8th Street, SW, Calgary, Alberta T2R 1B2 . The 550 square feet of office space is occupied under a lease requiring rental payments of $1100 per month until October 31, 2007.

         As of November 30, 2006 Springbank did not have any full time employess.

                                   MANAGEMENT

      Springbank's executive officers and directors are listed below. Springbank's directors are generally elected at the annual shareholders' meeting and hold office until the next annual shareholders' meeting or until their successors are elected and qualified. Springbank's executive officers are elected by our board of directors and serve at its discretion.

Name                    Age    Position
----                    ---    --------

Clint R. Black          34     President, Chief Executive Officer and a Director
Philip (Frank) Grey     53     Secretary, Treasurer and a Director

      The following is a brief description of the business background of Springbank's executive officers and directors:

      Clint Black. Mr. Black has been an officer and director of Springbank since May 3, 2006. Since February 2005 Mr. Black has also been an account manager for Thyssenkrupp Elevators of Calgary, Alberta, a company specializing in elevator renovations. Between September 2004 and February 2005 Mr. Black was in the commercial sales division of Gas Plus Inc. of Calgary, Alberta. Between February 2002 and February 2005 Mr. Black served as an operational consultant for Data Signal International, a corporation involved in trading foreign currencies using technical analysis. Between March 2001 and January 2002 Mr. Black was a real estate agent for Maxell Your Next Home of Calgary, Alberta.

      Philip (Frank) Grey. Mr. Grey has been an Officer and Director of Springbank since April 25, 2006. Since February 2005 Mr. Grey has been the Vice President of Institutional Sales for Acuvest, Inc., a commodities brokerage firm located in Temecula, California. Since September 2005 Mr. Grey has also been the President of PFG & Associates, a financial consulting firm in California. Between February 2002 and August 2005 Mr. Grey served as the Chief Technical Officer for Data Signal International, Inc., a corporation involved in trading foreign currencies using technical analysis. Between June 1999 and May 2002 Mr. Grey served as head of technical education and product development for Educational Trading Resources of San Rafael, California, a firm which provided foreign exchange software and education, primarily to retail clients. Between 1992 and 1995 Mr. Grey was the Vice President of Penrod Oil Company of Englewood, Colorado. Between 1993 and 1995 Mr. Grey was the President and Co-founder of Penrod Oil Company of Texas.

      Springbank does not have a compensation committee. Springbank's Board of Directors serves as Springbank's Audit Committee. Philip Grey is Springbank's financial expert. Since Mr. Grey is an officer and director of Springbank, Mr. Grey is not independent as that term is defined Section 121(A) of the Listing Standards of the American Stock Exchange.

Executive Compensation.

      The following table shows the compensation paid or accrued to Springbank's officers during the period from Springbank's inception (April 20, 2006) to November 30, 2006:


                                                                            Long-Term
                                                                          Compensation
                                                                              Awards
                                                                           Common Stock
                               Period Ended        Annual Compensation      Underlying
Name and Principal Position  November 30, 2006    Salary (2)    Bonus (3)     Options
---------------------------  -----------------    ----------    ---------   -----------

Clint R. Black,
President and Chief Executive
Officer                                    --             --           --           --

Philip (Frank) Grey,
Secretary and Treasurer                    --             --           --           --


(1) The named executive officer received additional non-cash compensation, perquisites and other personal benefits; however, the aggregate amount and value thereof did not exceed 10% of the total annual salary and bonus paid to and accrued for the named executive officer during the year.

(2) Dollar value of base salary (both cash and non-cash) earned during the year.

(3)  Dollar value of bonus (both cash and non-cash) earned during the year.

      Stock Options. Springbank has not granted any stock options and does not have any stock option plans in effect as of the date of this prospectus. In the future, Springbank may grant stock options to its officers, directors, employees or consultants.

      Long-Term Incentive Plans. Springbank does not provide its officers or employees with pension, stock appreciation rights, long-term incentive or other plans and has no intention of implementing any of these plans for the foreseeable future.

      Employee Pension, Profit Sharing or other Retirement Plans. Springbank does not have a defined benefit, pension plan, profit sharing or other retirement plan, although it may adopt one or more of such plans in the future.

      Compensation of Directors. Springbank's directors do not receive any compensation pursuant to any standard arrangement for their services as directors.

      The following shows the amounts which Springbank expects to pay to its officers during the twelve month period ending November 30, 2007, and the time which Springbank's executive officers plan to devote to Springbank's business.

                                   Proposed            Time to Be Devoted
Name                             Compensation        To Springbank's Business
----                             ------------        ------------------------

Clint R. Black                        --                       25%
Philip (Frank) Grey                   --                       40%

      Springbank does not have any employment agreements with its officers or employees. Springbank does not maintain any keyman insurance on the life or in the event of disability of any of its officers.

Transactions with Related Parties and Recent Sales of Securities

      The following lists all shares of Springbank's common stock since its incorporation:

                                                             Consideration
      Shareholder             Date of Sale   Shares Issued   Paid for Shares
      -----------             ------------   -------------   ---------------

       Clint R. Black             6-30-06        650,000       $9,000
       Philip (Frank) Grey        6-30-06      1,175,000       $14,250

       Futures Investment Corp.   9-20-06      1,475,000       Assignment of
                                                              interest in oil
                                                              and gas prospect
       Private Investors        8/06-11/06     1,857,500      $ .10/ share

                             PRINCIPAL SHAREHOLDERS

      The following table shows the ownership of Springbank's common stock as of the date of this prospectus by each shareholder known by Springbank to be the beneficial owner of more than 5% of Springbank's outstanding shares, each director and executive officer and all directors and executive officers as a group. Except as otherwise indicated, each shareholder has sole voting and investment power with respect to the shares they beneficially own.

Name and Address                   Number of Shares        Percent of Class
----------------                   ----------------        ----------------

Clint R. Black                            650,000                  12.6%
153 Lakeside Greens Place
Chestermere, Alberta
Canada T1X 1C4

Philip (Frank) Grey                     1,175,000                  22.7%
41890 Enterprise Circle South, #280
Temecula, CA  92590

Futures Investment Corp.                1,475,000                  28.5%
Suite 200, 638 11th Ave. S.W.
Calgary, Alberta
Canada  T2R 0E2

All officers and directors              1,825,000                  35.3%
as a group (two persons)

                              SELLING SHAREHOLDERS

      The persons listed in the following table plan to offer the shares shown opposite their respective names by means of this prospectus. The owners of the shares to be sold by means of this prospectus are referred to as the "selling shareholders". The selling shareholders acquired their shares from Springbank in private transactions for cash at prices ranging between $.0127 and $.10 CDN per share and, in the case of Futures Investment Corp., for an interest in an oil and gas property.

      Springbank will not receive any proceeds from the sale of the shares by the selling shareholders. Springbank will pay all costs of registering the shares offered by the selling shareholders. These costs, based upon the time related to preparing this section of the prospectus, are estimated to be $40,000. The selling shareholders will pay all sales commissions and other costs of the sale of the shares offered by them.

                                          Shares to      Share
                                           Be Sold     Ownership
                             Shares        in this        After       Percentage
Name                         Owned         Offering     Offering      Ownership
----                         ------       ---------    ---------      ----------

Clint R. Black              650,000       500,000        150,000         3%

Philip (Frank) Grey       1,175,000       500,000        675,000        13%

Futures Investment Corp.  1,475,000     1,475,000             --         --
Aujla, Jasninder             10,000        10,000             --         --
Beamin, Ryan                 30,000        30,000             --         --
Black, Robbi Ann             10,000        10,000             --         --
Black, Ross                  50,000        50,000             --         --
Bushfeild, Keith              5,000         5,000             --         --
Chernecki, Derrick           20,000        20,000             --         --
Chin, Norman                 20,000        20,000             --         --
Chin, Ray F                  50,000        50,000             --         --
Chin, Shaun Y                20,000        20,000             --         --
Cosman, Ernie                 5,000         5,000             --         --
Chow, Dean K                 50,000        50,000             --         --
Dau, Daniel                   5,000         5,000             --         --
DKM Enterprise Ltd           50,000        50,000             --         --
Dosdall, Lynn                10,000        10,000             --         --
Dosdall, Patricia            10,000        10,000             --         --
Dosdall, Sandra               7,500         7,500             --         --
Fenton, Robert               10,000        10,000             --         --
Heid, Lisa                   50,000        50,000             --         --
Horbay, Bety Ann             10,000        10,000             --         --
How, Fulton                  10,000        10,000             --         --
Hubick, Glen                 50,000        50,000             --         --
Johnson, Cory                10,000        10,000             --         --
Leoung, Gene                 50,000        50,000             --         --
Maclellan, J.                40,000        40,000             --         --
Maclellan, Jarid             10,000        10,000             --         --
Maclellan, Lisa              50,000        50,000             --         --
Maclellan, O.                50,000        50,000             --         --
Mah, Lillian                 20,000        20,000             --         --
Mainprize, Krista            50,000        50,000             --         --
Majkovic, Nick               50,000        50,000             --         --
Marland, Paul                50,000        50,000             --         --
Mattis, Brian                 5,000         5,000             --         --
Mccarthy, Sean               10,000        10,000             --         --
Mchugh, James W               5,000         5,000             --         --
Mcvean, Ashley                5,000         5,000             --         --
Miller, Gordon               50,000        50,000             --         --
Neil, Paul A                 50,000        50,000             --         --
Pun, Frank K C               50,000        50,000             --         --

                                          Shares to      Share
                                           Be Sold     Ownership
                             Shares        in this        After       Percentage
Name                         Owned         Offering     Offering      Ownership
----                         ------       ---------    ---------      ----------

Richards, Peter              20,000       20,000              --         --
Rourke, Brad                  5,000        5,000              --         --
Rukus, Kimberly Ann          50,000       50,000              --         --
Rusnak, Chad                 10,000       10,000              --         --
Scott, Mike                  25,000       25,000              --         --
Soost, Richard               50,000       50,000              --         --
Tang, Eddie                  20,000       20,000              --         --
Thind, Mohan                 25,000       25,000              --         --
Turner, Rob                  10,000       10,000              --         --
Wagman, Jeff                 10,000       10,000              --         --
Wagoner, Wil                 10,000       10,000              --         --
Wilde, Kerry A               10,000       10,000              --         --
1098699 Alberta Ltd.          5,000        5,000              --         --
1225832 Alberta Ltd.        100,000      100,000              --         --
Jorgensen, Jason             10,000       10,000              --         --
Ammann, Ken                  50,000       50,000              --         --
Prusky, Troy                 10,000       10,000              --         --
Prusky, Kenneth              20,000       20,000              --         --
Acheson, Dave                20,000       20,000              --         --
Ries, Daryl                  20,000       20,000              --         --
Beswick, Curtis              20,000       20,000              --         --
Sands, Maureen Surgenor      50,000       50,000              --         --
Sands, Jeff                  50,000       50,000              --         --
Dreifke, Jed                 50,000       50,000              --         --
Dreifke, Colleen             50,000       50,000              --         --
Smith, Carol                 20,000       20,000              --         --
Deloughery, Dwayne           50,000       50,000              --         --
Brun, Mario                  50,000       50,000              --         --

      Except as noted above, no selling shareholder has, or had, any material relationship with Springbank, or Springbank's officers or directors. To Springbank's knowledge, no selling shareholder is affiliated with a broker dealer.

Manner of Sale.

      The shares of common stock owned by the selling shareholders may be offered and sold by means of this prospectus from time to time as market conditions permit. Since as of the date of this prospectus no market exists for Springbank's common stock, sales by the selling shareholders, until Springbank's common stock becomes quoted on the OTC Bulletin Board or listed on a securities exchange, will be made at a price of $.20 per share. If and when Springbank's common stock becomes quoted on the OTC Bulletin Board or listed on a securities exchange, the shares owned by the selling shareholders may be sold in the over-the-counter market, or otherwise, at prices and terms then prevailing or at prices related to the then-current market price, or in negotiated transactions. These shares may be sold by one or more of the following methods, without limitation:

     o a block trade in which a broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
     o purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;
     o ordinary brokerage transactions and transactions in which the broker solicits purchasers; and
     o face-to-face transactions between sellers and purchasers without a broker/dealer.

      In competing sales, brokers or dealers engaged by the selling shareholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from selling shareholders in amounts to be negotiated. As to any particular broker-dealer, this compensation might be in excess of customary commissions. Neither Springbank nor the selling stockholders can presently estimate the amount of such compensation. Notwithstanding the above, no NASD member will charge commissions that exceed 8% of the total proceeds from the sale.

      The selling shareholders and any broker/dealers who act in connection with the sale of the shares may be deemed to be "underwriters" within the meaning of ss.2(11) of the Securities Acts of 1933, and any commissions received by them and any profit on any resale of the shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act.

      If any selling shareholder enters into an agreement to sell his or her shares to a broker-dealer as principal, and the broker-dealer is acting as an underwriter, Springbank will file a post-effective amendment to the registration statement, of which this prospectus is a part, identifying the broker-dealer, providing required information concerning the plan of distribution, and otherwise revising the disclosures in this prospectus as needed. Springbank will also file the agreement between the selling shareholder and the broker-dealer as an exhibit to the post-effective amendment to the registration statement.

      The selling stockholders may also sell their shares pursuant to Rule 144 under the Securities Act of 1933.

      Springbank has advised the selling shareholders that they and any securities broker/dealers or others who may be deemed to be statutory underwriters will be subject to the prospectus delivery requirements under the Securities Act of 1933. Springbank has also advised each selling shareholder that in the event of a "distribution" of the shares owned by the selling shareholder, such selling shareholder, any "affiliated purchasers", and any broker/dealer or other person who participates in the distribution may be subject to Rule 102 of Regulation M under the Securities Exchange Act of 1934 ("1934 Act") until their participation in that distribution is completed. Rule

102 makes it unlawful for any person who is participating in a distribution to bid for or purchase stock of the same class as is the subject of the distribution. A "distribution" is defined in Rule 102 as an offering of securities "that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods". Springbank has also advised the selling shareholders that Rule 101 of Regulation M under the 1934 Act prohibits any "stabilizing bid" or "stabilizing purchase" for the purpose of pegging, fixing or stabilizing the price of the common stock in connection with this offering.

                            DESCRIPTION OF SECURITIES

Common Stock

      Springbank is authorized to issue 100,000,000 shares of common stock. As of the date of this prospectus Springbank had 5,157,500 outstanding shares of common stock. Holders of common stock are each entitled to cast one vote for each share held of record on all matters presented to shareholders. Cumulative voting is not allowed; hence, the holders of a majority of the outstanding common stock can elect all directors.

      Holders of common stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available for dividends and, in the event of liquidation, to share pro rata in any distribution of Springbank's assets after payment of liabilities. The Board of Directors is not obligated to declare a dividend and it is not anticipated that dividends will ever be paid.

      Holders of common stock do not have preemptive rights to subscribe to additional shares if issued by Springbank. There are no conversion, redemption, sinking fund or similar provisions regarding the common stock. All of the outstanding shares of common stock are fully paid and non-assessable and all of the shares of common stock offered by this prospectus will be, upon issuance, fully paid and non-assessable.

Preferred Stock

      Springbank is authorized to issue 10,000,000 shares of preferred stock. Shares of preferred stock may be issued from time to time in one or more series as may be determined by Springbank's Board of Directors. The voting powers and preferences, the relative rights of each such series and the qualifications, limitations and restrictions of each series will be established by the Board of Directors. Springbank's directors may issue preferred stock with multiple votes per share and dividend rights which would have priority over any dividends paid with respect to the holders of Springbank's common stock. The issuance of preferred stock with these rights may make the removal of management difficult even if the removal would be considered beneficial to shareholders generally, and will have the effect of limiting shareholder participation in transactions such as mergers or tender offers if these transactions are not favored by Springbank's management. As of the date of this prospectus Springbank had not issued any shares of preferred stock.

Transfer Agent

      TranShare Corporation
      5105 DTC Parkway, Suite 325
      Greenwood Village, CO 80111
      (303) 662-1112
      (303) 662-1113 - Fax


                                LEGAL PROCEEDINGS

      Springbank is not involved in any legal proceedings and Springbank does not know of any legal proceedings which are threatened or contemplated.

                                 INDEMNIFICATION

      The Nevada Revised Statutes authorize indemnification of a director, officer, employee or agent of Springbank against expenses incurred in connection with any action, suit, or proceeding to which he is named a party by reason of his having acted or served in such capacity, except for liabilities arising from his own misconduct or negligence in performance of his duty. In addition, even a director, officer, employee, or agent of Springbank who was found liable for misconduct or negligence in the performance of his duty may obtain such indemnification if, in view of all the circumstances in the case, a court of competent jurisdiction determines such person is fairly and reasonably entitled to indemnification. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or persons controlling Springbank pursuant to the foregoing provisions, Springbank has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                              AVAILABLE INFORMATION

      Springbank has filed with the Securities and Exchange Commission a Registration Statement on Form SB-2 (together with all amendments and exhibits) under the Securities Act of 1933, as amended, with respect to the Securities offered by this prospectus. This prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Securities and Exchange Commission. For further information, reference is made to the Registration Statement which may be read and copied at the Commission's Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The registration statement is also available at www.sec.gov, the website of the Securities and Exchange Commission.

                                    GLOSSARY

         BBL. One stock tank barrel, or 42 U.S. gallons liquid volume, usually used herein in reference to crude oil or other liquid hydrocarbons.

         BOE. Equivalent barrels of oil, using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

         BTU. A British thermal unit which is the amount of heat required to raise the temperature of one avoirdupois pound of pure water form 58.5 degrees to 59.5 degrees Fahrenheit under standard conditions.

         DEVELOPED ACREAGE. The number of acres which are allocated or assignable to producing wells or wells capable of production.

         DEVELOPMENT WELL. A well drilled as an additional well to the same reservoir as other producing wells on a Lease, or drilled on an offset Lease not more than one location away from a well producing from the same reservoir.

         EXPLORATORY WELL. A well drilled in search of a new undiscovered pool of oil or gas, or to extend the known limits of a field under development.

         GROSS ACRES OR WELLS. A well or acre in which a working interest is owned. The number of gross wells is the total number of wells in which a working interest is owned.

         LEASE. Full or partial interests in an oil and gas lease, authorizing the owner thereof to drill for, reduce to possession and produce oil and gas upon payment of rentals, bonuses and/or royalties. Oil and gas leases are generally acquired from private landowners and federal and state governments. The term of an oil and gas lease typically ranges from three to ten years and requires annual lease rental payments of $1.00 to $2.00 per acre. If a producing oil or gas well is drilled on the lease prior to the expiration of the lease, the lease will generally remain in effect until the oil or gas production from the well ends. The Company is required to pay the owner of the leased property a royalty which is usually between 12.5% and 16.6% of the gross amount received from the sale of the oil or gas produced from the well.

         MCF. One thousand cubic feet.

         NET ACRES OR WELLS. A net well or acre is deemed to exist when the sum of fractional ownership working interests in gross wells or acres equals one. The number of net wells or acres is the sum of the fractional working interests owned in gross wells or acres expressed as whole numbers and fractions.

         OPERATING COSTS. The expenses of producing oil or gas from a formation, consisting of the costs incurred to operate and maintain wells and related equipment and facilities, including labor costs, repair and maintenance, supplies, insurance, production, severance and other production excise taxes.

         PRODUCING PROPERTY. A property (or interest therein) producing oil or gas in commercial quantities or that is shut-in but capable of producing oil or gas in commercial quantities, to which Producing Reserves have been assigned. Interests in a property may include Working Interests, production payments, Royalty Interests and other non-working interests.

         PRODUCING RESERVES. Proved Developed Reserves expected to be produced from existing completion intervals open for production in existing wells.

         PROSPECT. An area in which a party owns or intends to acquire one or more oil and gas interests, which is geographically defined on the basis of geological data and which is reasonably anticipated to contain at least one reservoir of oil, gas or other hydrocarbons.

         PROVED DEVELOPED RESERVES. Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery may be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

         PROVED RESERVES. Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

   (i) Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation testing. The area of a reservoir considered proved includes (a) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and (b) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

   (ii) Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the "proved" classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

      (iii) Estimates of proved reserves do not include the following: (a) oil that may become available from known reservoirs but is classified separately as "indicated additional reserves", (b) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors; (c) crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and (d) crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite and other such sources.

         PROVED UNDEVELOPED RESERVES. Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage are limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Proved undeveloped reserves are not attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

         ROYALTY INTEREST. An interest in an oil and gas property entitling the owner to a share of oil and gas production free of Operating Costs.

         UNDEVELOPED ACREAGE. Lease acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and gas regardless of whether or not such acreage contains proved reserves. Undeveloped acreage should not be confused with undrilled acreage which is "Held by Production" under the terms of a lease.

         WORKING INTEREST. The operating interest under a Lease which gives the owner the right to drill, produce and conduct operating activities on the property and a share of production, subject to all Royalty Interests and other burdens and to all costs of exploration, development and operations and all risks in connection therewith.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



Board of Directors
Springbank Resources, Inc.

We have audited the accompanying balance sheet of Springbank Resources, Inc. as of August 31, 2006, and the related statements of operations, changes in stockholders' equity and cash flows for the period from April 20, 2006 (inception) to August 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Springbank Resources, Inc. as of August 31, 200, and the results of its operations and its cash flows for the period from April 20, 2006 (inception) to August 31, 2006, in conformity with generally accepted accounting principles in the United States of America.



Denver, Colorado                           /s/ Comiskey & Company
November 15, 2006
                                           PROFESSIONAL CORPORATION

                           Springbank Resources, Inc.
                          (A Development Stage Company)
                                  Balance Sheet
                                 August 31, 2006


   ASSETS

CURRENT ASSETS
   Cash and cash equivalents                            $     4,202
                                                        -----------
     Total current assets                                     4,202
                                                        -----------

     TOTAL ASSETS                                       $     4,202
                                                        ===========



   LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
    Advance from shareholder                            $       682

STOCKHOLDERS' EQUITY
   Preferred stock, $0.01 par value, 10,000,000 shares
     authorized; no shares issued or outstanding                  -
   Common stock, no par value; 100,000,000
     shares authorized; 1,825,000 shares issued and
     outstanding                                             23,250
   Common stock subscribed, 1,347,500 shares                114,538
   Stock subscription receivable                           (133,646)
   Deficit accumulated during the development stage            (622)
                                                        -----------

     Total stockholders' equity                               3,520
                                                        -----------
     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY         $     4,202
                                                        ===========


The accompanying notes are an integral part of the financial statements.

                           Springbank Resources, Inc.
                          (A Development Stage Company)
                             Statement of Operations
                        From Inception to August 31, 2006



Revenues                                          $          -

Expenses
 Selling, general & administrative                         622
                                                   -----------

 Total expenses                                            622


Net Loss                                                  (622)

Accumulated Deficit

 Balance, beginning of period                                -
                                                   -----------

 Balance, end of period                           $       (622)
                                                   ===========

Net Loss Per Share                                $      (0.00)
                                                   ===========

Weighted Average Number of
 Shares Outstanding                                  1,825,000
                                                   ===========




The accompanying notes are an integral part of the financial statements.

                           Springbank Resources, Inc.
                          (A Development Stage Company)
              STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY For the
            period from inception (April 20, 2006) to August 31, 2006


                                                                                             Deficit
                                                                                           Accumulated
                          Preferred Stock        Common Stock      Common       Stock       During the      Total
                         Number                Number               Stock     Subscription  Development   Stockholders
                         Shares      Amount    Shares     Amount  Subscribed   Receivable      Stage        Equity
                        ----------------------------------------------------------------------------------------------


Balance April 20, 2006  $       -    $     -   $       -  $      -  $      -   $       -      $        -    $        -

Issuance of stock
for cash,
April 20, 2006,
$0.0127 per share                               1,825,000   23,250               (23,250)                            -

Stock subscriptions
received, August
2006, $0.085 per share                                               114,538    (110,396)                        4,142

Net loss for the period                                                                             (622)         (622)
                                                                                              -----------   -----------
Balance, August 31,
  2006                  $       -    $      -  $1,825,000 $ 23,250  $114,538   $(133,646)     $     (622)   $    3,520
                        =========    ========  ========== ========  ========   ==========     ===========   ===========


The accompanying notes are an integral part of the financial statements.

                           Springbank Resources, Inc.
                          (A Development Stage Company)
                               Cash Flow Statement
                        From Inception to August 31, 2006


Cash Flows from Operating Activities
 Net Loss                                               $     (622)
 Adjustment to reconcile
 net loss to net cash flow
 from operating activities
  Increase in accounts payable                                   -
                                                        -----------
  Net Cash Flow from Operating Activities                     (622)

Cash Flow from Investing Activities

Cash Flow from Financing Activitites
 Shareholder Advances                                          682
 Subscriptions for Common Stock                              4,142
                                                        -----------

  Net Cash Flow from Financing Activities                    4,824

Net Increase in Cash
 and Cash Equivalents                                        4,202

Cash and Cash Equivalents,
 Beginning of Period                                             -
                                                        -----------
Cash and Cash Equivalents,
 End of Period                                          $    4,202
                                                        ===========



The accompanying notes are an integral part of the financial statements.

                           Springbank Resources, Inc.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                                 August 31, 2006

1. Summary of Significant Accounting Policies
   Development Stage Company
   Springbank Resources, Inc. (a development stage company) (the "Company") was incorporated under the laws of the State of Nevada on April 20, 2006. The principal office of the corporation is Suite 150, 1300 8Th Street SW, Calgary, Alberta T2R 1B2.

   The Company is a new enterprise in the development stage as defined by Statement No. 7 of the Financial Accounting Standards Board and has not engaged in any business other than organizational efforts. It has no full-time employees and owns no real property. The Company plans to acquire oil and gas wells for oil and gas production. In September 2006, the Company successfully acquired one oil and gas well. (See footnote 5).

   Accounting Method
   The Company will account for oil and gas revenue and expenses on the full-cost method.

   Loss per Share
   Loss per share was computed using the weighted average number of shares outstanding during the period. Shares issued to insiders in anticipation of a public offering have been accounted for as outstanding since inception.

   Financial Instruments
   Unless otherwise indicated, the fair value of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amount.

   Statements of Cash Flows
   For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

   Oil and Gas Properties
   Oil and gas properties are accounted for on the full cost method, whereby all costs associated with acquisition, exploration and development of oil and gas properties are capitalized on a country-by-country, cost center basis. All oil and gas revenues will be derived from reserves located in Oklahoma. Amortization of such costs is determined by the ratio of current period production to estimated proved reserves. Estimated proved reserves are based upon reports from petroleum engineers. The net carrying value of oil and gas properties is limited to the lower of amortized costs or the cost center ceiling defined as the sum of the present value [10% discount rate] of estimated, unescalated future net cash flows from proved reserves, plus the lower of cost or estimated fair value of unproved properties, giving effect to income taxes. At the balance sheet date the company has no investment in oil and gas properties. (See footnote 5).

                           Springbank Resources, Inc.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                                 August 31, 2006

   Use of Estimates
   The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that effect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

   Consideration of Other Comprehensive Income Items
   SFAS 130 -- Reporting Comprehensive Income, requires companies to present comprehensive income (consisting primarily of net income plus other direct equity changes and credits) and its components as part of the basic financial statements. For the period ended August 31, 2006, the Company's financial statements do not contain any changes in equity that are required to be reported separately in comprehensive income.

2. Stockholders' Equity
   As of May 1, 2006, the Company's founders were issued a total of 1,825,000 shares of common stock at $0.0127 per share, for a total of $23,250. This amount was paid in the months of October and November 2006 and is included in stock subscriptions receivable at August 31, 2006.

   As of August 31, 2006, the Company was conducting a private placement of common shares for CN $0.10. A total of 4,000,000 shares were offered in the private placement. As of August 31, 2006, the Company had received subscriptions for a total of 1,347,500 shares, and had collected US $4,142 (CN $5,000) from the private placement. The remaining amount of proceeds for these subscriptions are included in the balance sheet as stock subscriptions receivable. As of November 15, 2006, the private placement was closed, with the receipt of subscriptions for a total of 1,867,500 common shares.

   Investments denominated in Canadian dollars are recorded on the books in US dollars using the exchange rate in effect at the transaction date.

    The Company has authorized a total of 100,000,000 common shares and 10,000,000 preferred shares. The preferred shares, par value $0.01, may be issued in series by the Board of Directors and may include such rights, voting power, preferences, relative participation and designations as may be determined by the Board.

3. Related Party Transactions
   As of May 1, 2006, two shareholders were acting as officers of the Company, and were the owner of 1,825,000 share of its issued and outstanding common stock. Clint R. Black owned 650,000 shares and was the President, Chief Executive Officer and a Director; Philip F. Grey owned 1,175,000 shares and was the Secretary and Treasurer.

   Philip F. Grey advanced $682 of capital to the Company for the initial bank deposit and to fund expenses related to the organization of the Company

                           Springbank Resources, Inc.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                                 August 31, 2006


4. Income Taxes
   The Company has deductible temporary differences of $682 comprising startup costs amortized over 60 months for tax and deducted currently for financial statement purposes. The tax benefit of these temporary differences is approximately $100 and has been offset by a full allowance for realization. The Company projects that it will incur a net operating loss carry-forward in its initial tax year.

5. Subsequent Events
   On September 20, 2006, the Company consummated its agreement, entered into on July 11, 2006, to purchase, through a cash payment of $100,000 plus the issuance of 1,475,000 of its common shares, a 32.5% working interest, 26% net revenue interest, in and to the oil and gas lease known as Glencoe #1 located in Pawnee County, Oklahoma. A well was drilled on the lease and completed on November 4, 2005. The well's initial production was 15 BOPD and vented 70 MCF of gas and was produced for approximately 4 months which during 3 of those months oil was sold. The well is currently shut in pending completion of the gas gathering system that will allow for the sale of gas as well as oil from the lease. The Company anticipates that production from the well will commence in December 2006.

   The working interest was purchased from Futures Investment Corporation, a company controlled by Mr. Cory Dosdall, a former officer and director of the Company. Mr. Dosdall resigned as officer and director on May 2, 2006.

   As of November 29, 2006, the Company had collected a total of CN $186,750 (approximately US $158,737) in stock subscriptions from the private placement, as well as $23,250 in subscriptions receivable from the initial capitalization of the Company.

6

                             TABLE OF CONTENTS

                                                                        Page
                                                                        ----

PROSPECTUS SUMMARY ...................................                     1
RISK FACTORS .........................................                     2
DILUTION AND COMPARATIVE SHARE DATA...................                     5
MARKET FOR SPRINGBANK'S COMMON STOCK .................                     6
MANAGEMENT'S DISCUSSION AND ANALYSIS
     AND PLAN OF OPERATION ...........................                     7
BUSINESS..............................................                     9
MANAGEMENT ...........................................                    14
PRINCIPAL SHAREHOLDERS................................                    17
SELLING SHAREHOLDERS..................................                    17
DESCRIPTION OF SECURITIES.............................                    21
LEGAL PROCEEDINGS.....................................                    22
INDEMNIFICATION ......................................                    22
AVAILABLE INFORMATION.................................                    22
GLOSSARY .............................................                    23
FINANCIAL STATEMENTS..................................

      No dealer, salesperson or other person has been authorized to give any information or to make any representation not contained in this prospectus, and if given or made, such information or representations must not be relied upon as having been authorized by Springbank. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the securities offered in any jurisdiction to any person to whom it is unlawful to make an offer by means of this prospectus.

      Until April 6, 2007 all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.